Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151632
SUPERFUND GOLD, L.P. — SERIES A-1, A-2 AND SERIES B-1, B-2 SUPPLEMENT
DATED FEBRUARY 21, 2011 TO PROSPECTUS DATED AUGUST 13, 2010
JANUARY 2011 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	January 2011	Year to Date	1/31/11	1/31/11
Series A-1	-9.66%	-9.66%	$10,425,337	$1,415.38
Series A-2	-9.50%	-9.50%	$2,777,001	$1,512.18
Series B-1	-11.22%	-11.22%	$7,309,032	$1,199.65
Series B-2	-11.07%	-11.07%	$4,573,686	$1,235.97

*	All performance is reported net of fees and expenses
Fund results for January 2011:
     The Fund’s allocation to global equities finished mixed in January as disappointing performances in several peripheral markets offset steady trends in major indices. In Europe, several past laggards, including Greece (+13.9%), Italy (+9.2%) and Spain (+10.2%), reversed higher as heavy European Community Bank participation in secondary market debt auctions and plans for a comprehensive debt relief structure reassured investors. Small gains on positions in Germany’s DAX (+2.5%), France’s CAC40 (+5.1%), and the Amsterdam EOE Index (+1.3%) offset losses in the sector as several core European economies improved. U.S. equities pressed higher as improving employment figures and solid consumer demand elevated corporate earnings. The Fund experienced early losses in Australia’s SPI as epic flooding cut into 2011 GDP prospects. Chinese H-Shares reversed lower late in the month to the Fund’s detriment as authorities continued to struggle with inflation. Overall, a mixture of long and short stock indices futures positions produced losses for the sector in January.
     The Fund’s allocation to global bond markets underperformed in January as investors exited safe haven assets in response to improving global economic conditions. The Fund experienced losses in its Japanese government bond positions as large auctions and generally poor economic performance resulted in a ratings agency debt downgrade, encouraging investors to put money to work outside the country. In Europe, investors sold bund and bobl futures as Euro-zone industrial production readings easily surpassed expectations. Additionally, positive dialogue from various heads of state regarding a comprehensive crisis solution was backed up by aggressive European Community Bank purchases of Italian, Portuguese, and Spanish debt in secondary markets, ensuring successful auctions for the embattled countries. In the

U.S., performance suffered in choppy countertrend action as bond and note futures moved sideways to slightly higher as the Quantitative Easing 2 program persisted in spite of rising inflation concerns in the rest of the world. A mixture of long and short positions produced losses.
     The Fund experienced losses in money markets as European short rates reversed sharply from December’s strong close. While the European Community Bank left rates unchanged in January, their policy minutes emphasized vigilance over price stability in the midst of rising commodity prices. Policy makers also noted that uncertainty remains elevated and some financial institutions still face the threat of balance sheet adjustments despite positive underlying momentum in the economy. They also stressed the need for Euro members to reduce debt-to-GDP ratios. Short rate futures in the U.S. finished near their highs as early weakness associated with a strong employment report was offset by staunchly accommodative Federal Reserve monetary policy. Their focus, in contrast to the European Community Bank, continues to be focused on growth and full employment at the expense of inflation. Meanwhile, Australian short rate futures moved higher to the Fund’s benefit as epic flooding cut into 2011 GDP estimates, thereby reducing prospects for previously expected rate hikes. A mixture of long and short positions led this sector to a loss.
     The Fund’s allocation to currency markets underperformed in January as the euro (+2.4%), British pound (+2.8%), and euro-zone regionals reversed late 2010 losses. Early month news that Japan would buy distressed sovereign debt and strong European Community Bank secondary market participation in Portugal, Spain, and Italian bond auctions provided support to these recently battered economies. As confidence in the euro improved, investors moved out of the Swiss franc (-0.9%) and back into risk plays in Hungary (+5.4%) and Poland (+4.1%), resulting in losses for the Fund. The Australian dollar (-2.1%) lost ground as flood damage triggered a one-time levy, which tempered 2011 growth estimates and rate hike expectations. The Fund experienced losses in the yen (-1%) following a credit rating downgrade as Japan’s huge debt load and limited policy options unnerved investors. Gains in the Mexican peso (+1.8%) offset some losses in the sector as the peso rallied on prospects for a sustained U.S. economic recovery. The Fund’s mixture of long and short positions led to losses.
     The Fund yielded disappointing results in the metals sector in January as gold and silver futures traded sharply lower amid growing optimism that the global economic recovery is gaining momentum. April gold finished with a loss of 6.2% as strong early month U.S. employment figures and ebbing contagion fears in Europe limited investors’ appetite for the alternative asset. March silver (-8.8%) sold off sharply in correlated action. The Fund’s allocation to industrial metals also suffered. The Fund’s positions in March Comex copper were stopped out after a 6% intra-month decline due to China raising its reserve requirement in response to elevated GDP and CPI reports. Fears that China would take more aggressive measures to limit growth led to losses in London aluminum, lead, and zinc as several Chinese banks were forced to cease lending for the remainder of the month. A mixture of long and short metals positions produced losses.
     The Fund’s allocation to global energy markets produced solid returns in January as economic, logistical, and geopolitical factors underpinned values. Strong U.S. employment figures and a pipeline shutdown in Alaska supported the Fund’s New York crude oil positions early in the month. However, elevated Chinese GDP and CPI readings precipitated another reserve requirement hike while increasing expectations for additional measures to slow their economy. This scenario, along with a bearish U.S. inventory report, contributed to losses for the Fund amid an 8% drop from intra-month highs. Long positions in brent crude outperformed as the March contract (+6.6%) surpassed $100 per barrel following a reversal in European demand expectations, an accident in the North Sea which idled 200k barrels of production, and heightening unrest in Egypt. Front-month heating oil surged as well, adding 7.4% as exceptionally cold weather gripped the northern hemisphere, providing excellent returns for the Fund. A mixture of long and short positions in this sector produced gains.
     Gold futures traded lower in January as improving macroeconomic sentiment, particularly in Europe, reduced demand for alternative assets. The euro surged 2.4% while April gold faltered to close 6.2% lower in highly correlated action as German and French macro data improved, as did the perception that authorities were moving closer to a comprehensive solution to the sovereign debt crisis. The reversal of sentiment in Europe along with positive U.S. employment data encouraged the flow of assets to equities at the expense of the yellow metal, producing negative results for the Fund’s perpetual long gold futures position.
     Other market sectors did not reveal significant trends and did not have a substantial influence on this month’s overall negative performance.
For the month of January 2011, Series A-1 lost 9.66%, Series A-2 lost 9.50%, B-1 lost 11.22%, and Series B-2 lost 11.07%, net of all fees and expenses.
     PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

SUPERFUND GOLD, L.P. — SERIES A-1
January 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended January 31, 2011)
STATEMENT OF INCOME

January 2011
Investment income, interest	$616

Expenses
Management fee	19,629
Ongoing offering expenses	—
Operating expenses	6,543
Selling commissions	17,448
Other expenses	666
Incentive fee	—
Brokerage commissions	16,827
Total expenses	61,114

Net investment gain (loss)	(60,498)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(612,069)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(441,657)

Net gain(loss) on investments	(1,053,727)

Net increase (decrease) in net assets from operations	$(1,114,225)
STATEMENT OF CHANGES IN NET ASSET VALUE

January 2011
Net assets, beginning of period	$10,877,478

Net increase (decrease) in net assets from operations	(1,114,225)

Capital share transactions
Issuance of shares	704,530
Redemption of shares	(42,446)

Net increase(decrease) in net assets from capital share transactions	662,083

Net increase(decrease) in net assets	(452,141)

Net assets, end of period	$10,425,336

NAV Per Unit, end of period	$1,415.38

SUPERFUND GOLD, L.P. — SERIES A-2
January 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended January 31, 2011)
STATEMENT OF INCOME

January 2011
Investment income, interest	$164

Expenses
Management fee	5,220
Ongoing offering expenses	—
Operating expenses	1,740
Other expenses	177
Incentive fee	—
Brokerage commissions	4,474
Total expenses	11,611

Net investment gain (loss)	(11,448)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(162,768)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(117,445)

Net gain(loss) on investments	(280,213)

Net increase (decrease) in net assets from operations	$(291,661)

STATEMENT OF CHANGES IN NET ASSET VALUE

January 2011
Net assets, beginning of period	$2,881,611

Net increase (decrease) in net assets from operations	(291,661)

Capital share transactions
Issuance of shares	187,000
Redemption of shares	—

Net increase(decrease) in net assets from capital share transactions	187,000

Net increase(decrease) in net assets	(104,661)

Net assets, end of period	$2,777,001

NAV Per Unit, end of period	$1,512.19

SUPERFUND GOLD, L.P. — SERIES B-1
January 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended January 31, 2011)
STATEMENT OF INCOME

January 2011
Investment income, interest	$532

Expenses
Management fee	13,762
Ongoing offering expenses	—
Operating expenses	4,587
Selling commissions	12,233
Other expenses	792
Incentive fee	—
Brokerage commissions	17,461
Total expenses	48,835

Net investment gain(loss)	(48,302)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(500,755)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(374,389)

Net gain(loss) on investments	(875,144)

Net increase (decrease) in net assets from operations	$(923,447)

STATEMENT OF CHANGE IN NET ASSET VALUE

January 2011
Net assets, beginning of period	$8,009,472

Net increase (decrease) in net assets from operations	(923,447)

Capital share transactions
Issuance of shares	416,887
Redemption of shares	(193,880)

Net increase (decrease) in net assets from capital share transactions	223,007

Net increase(decrease) in net assets	(700,440)

Net assets, end of period	$7,309,032

NAV Per Unit, end of period	$1,199.65

SUPERFUND GOLD, L.P. — SERIES B-2
January 2011 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended January 31, 2011)
STATEMENT OF INCOME

January 2011
Investment income, interest	$333

Expenses
Management fee	8,597
Ongoing offering expenses	—
Operating expenses	2,866
Other expenses	495
Incentive fee	—
Brokerage commissions	10,908
Total expenses	22,865

Net investment gain(loss)	(22,533)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(312,831)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(233,882)

Net gain(loss) on investments	(546,713)

Net increase (decrease) in net assets from operations	$(569,246)

STATEMENT OF CHANGE IN NET ASSET VALUE

January 2011
Net assets, beginning of period	$5,142,933

Net increase (decrease) in net assets from operations	(569,246)

Capital share transactions

Issuance of shares	0
Redemption of shares	—

Net increase (decrease) in net assets from capital share transactions	0

Net increase(decrease) in net assets	(569,246)

Net assets, end of period	$4,573,686

NAV Per Unit, end of period	$1,235.97

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc. General Partner Superfund Gold, L.P.